Exhibit 24



CONSENT OF INDEPENDENT AUDITORS


The Savings Plan Committee
Oral-B Laboratories Savings Plan:

We consent to the incorporation by reference in the registration statement
No. 2-93230 on Form S-8 of the Oral-B Laboratories
Savings Plan of our report dated April 21, 1994, relating to the statements of net assets available for plan benefits and schedule of assets held for investment purposes of the Oral-B Laboratories Savings Plan as of December
31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits and schedule of 5% reportable transactions for each of the years in the three-year period ended December 31, 1993, which report appears in the December 31, 1994 annual report on Form 11-K of the Oral-B Laboratories
Savings Plan.


				KPMGPEATMARWICK
				KPMG Peat Marwick


Boston, Massachusetts
June 21, 1994